UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of March 2023

Commission File Number: 001-35942

LightInTheBox Holding Co., Ltd.

51 Tai Seng Avenue

#05-02B/C, Pixel Red

Singapore (533941)

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F                ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

☐ Yes                ☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Appointment of Mr. Jian He as the Chairman of the Board
And other changes to the board

Singapore, March 30, 2023 - LightInTheBox Holding Co., Ltd. (NYSE: LITB) (“LightInTheBox” or the “Company”), a global online retail company that delivers products directly to consumers around the world, announced that:

(i)	Zhi Yan (“Mr. Yan”) has resigned as the chairman of the board of director (the “Board”), a director of the Company (the “Director”) and a member of the corporate governance and nominating committee of the Board due to personal reasons, effective March 29, 2023; and

(ii)	Gang Yu (“Dr. Yu”) has resigned as a Director and a member of the compensation committee of the Board due to personal reasons, effective March 29, 2023.

Each of Mr. Yan and Dr. Yu has confirmed that he has no disagreement with the Board, the board committees of the Company, the Company, and there is no other matter relating to his resignation as the Director that needs to be brought to the attention of holders of securities of the Company or The New York Stock Exchange.

The Board further announce that:

(i)	Mr. Jian He (“Mr. He”) has been appointed as the chairman of the Board, effective March 29, 2023.

(ii)	Ms. Ge Yan (“Ms. Yan”) has been appointed as a Director, effective March 29, 2023; and

(iii)	Mr. Wei Yu (“Mr. Yu”) has been appointed as a Director, effective March 29, 2023.

Mr. He is currently the chief executive officer and Director of the Company. Prior to joining the Company, Mr. He was the founder and chief executive officer of Ezbuy, a Singapore-based leading cross-border e-commerce platform founded in 2010, which we acquired in December 2018. Prior to founding Ezbuy, Mr. He worked in the semiconductor industry for nine years including at GlobalFoundries and SMIC. As a core team member of the 0.18, 0.13-micron and 65nm technology nodes yield and product teams at GlobalFoundries and SMIC, Mr. He managed the rapid increase in the pace of technological change, innovation, and business applications. Mr. He holds a master’s degree from Fudan University in electrical engineering and a bachelor’s degree in electrical engineering from Zhejiang University.

Ge Yan has served as our director since March 2023. Ms. Yan received her bachelor’s degree in International Management from King’s College London. She received her master’s degree in Regional and Urban Planning Studies from the London School of Economics and Political Science. Ms. Yan is currently pursuing her Doctor of Philosophy in Population Medicine at Peking Union Medical College.

Wei Yu has served as our director since March 2023. Mr. Yu has also served as an executive director of Zall Smart Commerce Group Ltd. (“Zall Group”) (HKSE Code: 2098), the Co-President of North Hankou Group, and the Chairman of Zall International Trade Group Co., Ltd. Mr. Yu is currently responsible for the overall operation and management of the digital trade, international trade segment, overseas business and logistics and warehousing business of Zall Group. Mr. Yu has extensive experience in transportation, finance, digital trade, international commodities trading, internet logistics, strategic supply chain solution planning and risk management. Mr. Yu has participated in the establishment of Wuhan Zall Cloud Group, Commodities Intelligence Centre in Singapore and ZMA Smart Capital. Mr. Yu received his Executive Master of Business Administration from China Europe International Business School in 2013.

“I would like to congratulate Mr. He, Ms. Yan and Mr. Yu on their respective new roles at the Company,” commented Mr. Yan as the chairman of Board. “We are very pleased to welcome Mr. He, Ms. Yan and Mr. Yu to the Board of LightInTheBox. Mr. He, Ms. Yan and Mr. Yu are accomplished individuals with strong track records of success. Their knowledge and experience will strengthen our Board and Company. I fully expect the new Board to lead our Company into the next exciting phase of our growth journey.”

“As we welcome the new additions to our Board, we would also like to thank Mr. Yan and Dr. Yu for their unwavering dedication and service to our Company over the years,” commented Mr. He as the chief executive officer of the Company. “Mr. Yan and Dr. Yu played critical roles in forging LightInTheBox into the vibrant company it is today. We extend our heartfelt gratitude to them and wish them the very best in their future endeavors.”

About LightInTheBox Holding Co., Ltd.

LightInTheBox is a global online retail company that delivers products directly to consumers around the world. The Company offers customers a convenient way to shop for a wide selection of products at attractive prices through its www.lightinthebox.com, www.miniinthebox.com,www.ezbuy.sg and other websites and mobile applications, which are available in over 20 major languages and cover more than 140 countries.

For more information, please visit www.lightinthebox.com.

Forward-Looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potential,” “continue,” “ongoing,” “targets” and similar statements. Among other things, statements that are not historical facts, including statements about LightInTheBox’s beliefs and expectations, the business outlook and quotations from management in this announcement, as well as LightInTheBox’s strategic and operational plans, are or contain forward-looking statements.

LightInTheBox may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in press releases and other written materials and in oral statements made by its officers, directors or employees to fourth parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward- looking statement, including but not limited to the following: LightInTheBox’s goals and strategies; LightInTheBox’s future business development, results of operations and financial condition; the expected growth of the global online retail market; LightInTheBox’s ability to attract customers and further enhance customer experience and product offerings; LightInTheBox’s ability to strengthen its supply chain efficiency and optimize its logistics network; LightInTheBox’s expectations regarding demand for and market acceptance of its products; competition; fluctuations in general economic and business conditions and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in LightInTheBox’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and LightInTheBox does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LIGHTINTHEBOX HOLDING CO., LTD.

By:	/s/ Jian He
Name:	Jian He
Title:	Chairman and Chief Executive Officer

Date: March 30, 2023

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